EXHIBIT 11

          ANNEX B (to the written board resolution as of March 7, 2005)

                          SHAMIR OPTICAL INDUSTRY LTD.

                       CODE OF ETHICS AND BUSINESS CONDUCT

I.    PREAMBLE

Shamir Optical Industry Ltd. ("Shamir" or the "Company") hereby expressly recognizes and adopts the following Code of Ethics and Business Conduct (the "Code") and emphasizes the importance of this Code for the corporate governance principles of the Company and its subsidiaries (the "Shamir group"). The Code conforms to the requirements of the U.S. Securities and Exchange Commission ("SEC") and the Nasdaq Stock Exchange ("Nasdaq"). The Code applies to the Company's directors, officers and employees, including, in particular, its chief executive officer, its chief financial officer, its chief accounting officer or controller and other persons performing similar functions.

II.   ETHICAL BEHAVIOR AND PREVENTION OF CONFLICTS OF INTEREST

The Company requires scrupulously ethical behavior of all its directors, officers and employees in all areas, particularly in the business dealings of the Company.

Every director, officer and employee is required to avoid activities and associations outside of the Company that could lead to a conflict of interest. A conflict of interest exists whenever the interests of a director, officer or employee or of a member of his or her immediate family conflict in any way with the interests of the Company. A conflict could arise whenever a director, officer or employee takes actions or pursues interests that would make it difficult for him or her to perform his or her duties within the Company objectively and effectively. A conflict of interest could also arise when a director, officer or employee or a member of his or her family receives improper personal benefits as a result of his or her position within the Company. Every director, officer and employee is required to disclose any such conflict of interest to the compliance officer immediately. Should the compliance officer him- or herself or a member of the senior management of the Company Committee have such a conflict of interest, the compliance officer shall immediately inform the audit committee.

III.  PUBLIC DISCLOSURE AND COMMUNICATION

The Company and its senior management are required to present the quarterly, annual and consolidated financial and other reports of the Company, as well as its public disclosure and communication, in a manner that is complete, fair, accurate, timely and understandable.

All Company books, records and accounts are to be maintained in accordance with applicable regulations and standards and must accurately reflect the true nature of the transactions they record. Company financial statements will conform to the Company's accounting policies, which are based on generally accepted accounting rules. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company's books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

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IV.   CORPORATE OPPORTUNITIES

Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are properly within the scope of the Company's activities, (b) using corporate property, information or position for personal gain, and (c) competing with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests to the best of their ability.

V.    COMPLIANCE WITH OFFICIAL RULES, REGULATIONS AND LAWS

The Company requires its directors, officers and employees to comply with all applicable laws, rules and other regulations. This requirement includes laws and rules with respect to insider trading.

Directors, officers and employees are required to disclose violations of laws, rules or regulations to the compliance officer. In the event that the compliance officer himself or herself is involved in such a violation, the violation shall be disclosed to the audit committee.

VI.   CONFIDENTIALITY

Directors, officers and employees shall maintain the confidentiality of information entrusted to them by the Company or customers of the Company. Confidential information includes all non-public information that might be of use to competitors, or that might be harmful to the Company or its customers if disclosed. The obligation to safeguard confidential information continues after employment with the Company ends.

The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the Company's legal department or advisers will assist in determining what disclosure is required.

VII.  FAIR DEALING

Each director, officer and employee shall deal fairly with customers, suppliers, competitors and employees. No person may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII. PROTECTION AND PROPER USE OF COMPANY ASSETS

All directors, officers and employees should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All of the Company's assets should be used for legitimate business purposes only.

IX.   COMPLIANCE WITH THE CODE; VIOLATIONS OF THE CODE

Each director, officer and employee is personally responsible for ensuring that his or her behavior complies with this Code. The Company's senior management shall strive to promote a corporate culture that is based on compliance with all laws, rules and regulations. The Company actively promotes ethical behavior in all its business activities. Employees, directors and officers are required to report violations of this Code to their managers, to the compliance officer or to the Company's legal department or advisers.

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Any waiver of this Code for a member of senior management or a director may be granted only by the Company's board of directors or a committee thereof and promptly disclosed to shareholders.

The Company will take such actions as it deems appropriate for any violation of this Code, including possible termination of the employment relationship with the offending director, officer or employee.

VI.   PROCEDURAL MATTERS

The Company's Executive Vice-President, Dagan Avishai, shall serve as compliance officer with respect to this Code. The compliance officer shall support the Company's board of directors and senior management in their efforts to monitor compliance with this Code. The compliance officer shall periodically review the adequacy of this Code and present his proposals for potential amendments to the board of directors.

This Code shall be published in accordance with the rules of the SEC. The Company may publish this Code by posting it on its web site at www.shamir.co.il. Every amendment to this Code shall be promptly disclosed to the Company's shareholders and to the SEC on Form 6-K, in compliance with applicable securities laws, rules and regulations.

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